UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ESS Tech, Inc.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

26916J106

(CUSIP Number)

September 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26916J106	Schedule 13G	Page 2 of 8

1		NAMES OF REPORTING PERSONS Honeywell International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 34,169,102 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 34,169,102 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,169,102 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Subject to the responses contained in Item 4 herein.
(2)	The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on (a) 155,590,152 shares of Common Stock outstanding as of August 4, 2023, which information has been reported by the Issuer in its Form 10-Q filed on August 9, 2023, (b) 16,491,754 shares of Common Stock issued by the Issuer to the Reporting Person, as described in Item 4(a) of this Schedule 13G and (c) 17,677,348 shares of Common Stock issuable by the Issuer pursuant to the terms of the Warrants, as described in Item 4(a) of this Schedule 13G.

CUSIP NO. 26916J106	Schedule 13G	Page 3 of 8

1		NAMES OF REPORTING PERSONS Honeywell ACS Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 27,123,387 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 27,123,387 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,123,387 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Subject to the responses contained in Item 4 herein.
(2)	The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on (a) 155,590,152 shares of Common Stock outstanding as of August 4, 2023, which information has been reported by the Issuer in its Form 10-Q filed on August 9, 2023, (b) 16,491,754 shares of Common Stock issued by the Issuer to the Reporting Person, as described in Item 4(a) of this Schedule 13G, and (c) 10,631,633 shares of Common Stock issuable by the Issuer pursuant to the terms of the Investment Warrant, as described in Item 4(a) of this Schedule 13G.

Item 1(a)	Name of Issuer:

ESS Tech, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon 97070

Item 2(a)	Name of Person Filing:

Honeywell International Inc. (“HON”)

Honeywell ACS Ventures LLC, a wholly-owned subsidiary of HON (“ACS”)

(each, a “Reporting Person”, and collectively, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

HON:	855 S. Mint Street

Charlotte, NC 28202

ACS:

855 S. Mint Street

Charlotte, NC 28202

Item 2(c)	Citizenship:

HON:

Delaware

ACS:

Connecticut

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

26916J106

Item 3	Not Applicable

Item 4	Ownership:

The following describes the ownership of Common Stock by the Reporting Persons as of September 21, 2023 (the “Statement Date”):

(a)	Amount beneficially owned:

(i)    HON may be deemed to beneficially own 34,169,102 shares of Common Stock, consisting of (i) 16,491,754 shares of Common Stock owned by ACS, (ii) a warrant held by ACS to purchase 10,631,633 shares of Common Stock, which warrant is exercisable within 60 days of the Statement Date (the “Investment Warrant”), (iii) a warrant held by UOP LLC, an indirectly wholly-owned subsidiary of HON (“UOP”) to purchase 6,269,955 shares of Common Stock, which warrant is exercisable within 60 days of the Statement Date (the “IP Warrant”) and (iv) a warrant held by UOP to purchase 775,760 shares of Common Stock, which warrant is exercisable within 60 days of the Statement Date (the “Initial Performance Warrant,” together with the Investment Warrant and the IP Warrant, the “Warrants”).

UOP is also the record holder of a warrant (the “Future Performance Warrant”) to purchase a yet to be determined amount of Common Stock (based on performance thresholds) that was issued to UOP on September 21, 2023; however, such warrant is not exercisable within 60 days of the Statement Date. For this reason, the shares of Common Stock underlying the Future Performance Warrant (i) are not deemed to be beneficially owned by the Reporting Persons and (ii) have not been included in any of the amounts reported herein.

(ii) ACS may be deemed to beneficially own 27,123,387 shares of Common Stock, consisting of (i) 16,491,754 shares of Common Stock owned directly and (ii) 10,631,633 shares of Common Stock issuable pursuant to the Investment Warrant, which warrant is exercisable within 60 days of the Statement Date.

The filing of this Schedule 13G shall not be construed as an admission that (a) either Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by either Reporting Person.

(b)	Percent of class:

HON: 18.0% (based on (i) 155,590,152 shares of Common Stock outstanding as of August 4, 2023, which information has been reported by the Issuer in its Form 10-Q filed on August 9, 2023, (ii) 16,491,754 shares of Common Stock issued by the Issuer to ACS and (iii) 17,677,348 shares of Common Stock issuable by the Issuer pursuant to the terms of the Warrants).

ACS:      14.8% of the class (based on (i) 155,590,152 shares of Common Stock outstanding as of August 4, 2023, which information has been reported by the Issuer in its Form 10-Q filed on August 9, 2023, (ii) 16,491,754 shares of Common Stock issued by the Issuer to ACS and (iii) 10,631,633 shares of Common Stock issuable by the Issuer pursuant to the terms of the Investment Warrant).

(c)           Number of shares as to which the Reporting Persons has:

(i)	sole power to vote or to direct the vote:

a.	HON: 0
b.	ACS: 0

(ii)	shared power to vote or to direct the vote:

a.	HON: 34,169,102
b.	ACS: 27,123,387

(iii)	sole power to dispose or to direct the disposition of:

a.	HON: 0
b.	ACS: 0

(iv)	shared power to dispose or to direct the disposition of:

a.	HON: 34,169,102
b.	ACS: 27,123,387

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit A attached hereto.

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

By signing below each Reporting Person certifies that, to the best knowledge and belief of each Reporting Person, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 25, 2023	HONEYWELL INTERNATIONAL INC.

		By:	/s/ James Steinberg
		Name:	James Steinberg
		Title:	Authorized Person

Date:	September 25, 2023	HONEYWELL ACS VENTURES LLC
By its Managing Member:

HONEYWELL INTERNATIONAL INC.

		By:	/s/ James Steinberg
		Name:	James Steinberg
		Title:	Authorized Person

EXHIBIT A

Subsidiaries

Honeywell ACS Ventures LLC*

UOP LLC

* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.